Exhibit 99.1

NORTHCORE RAISES $838,000 EQUITY PRIVATE PLACEMENT

(TSX: NTI; OTCBB: NTLNF)

TORONTO, Feb. 14 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, confirmed that it has closed a private placement of $838,000 through the issuance of common shares.

Under the terms of the equity private placement, investors purchased units priced at $0.08.  Each unit consists of one common share and one common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 15, 2013.

As a result of the equity private placement, Northcore issued approximately 10,477,775 common shares and in addition, will issue up to 10,477,775 common shares upon the exercise of related warrants.

Financing fees of 10 percent of the gross proceeds was paid to Saratoga Finance Inc.  In addition, the Company issued an option to purchase 2,250,000 units at a price of $0.08 per unit and an expiry date of February 15, 2013.

"This capital infusion enables us to continue executing our business plan and deliver value to our shareholders.  In addition to our efforts at expanding the use of GE Asset Manager's products by customers of GE, we are encouraged by the level of interest being evidenced in our Working Capital Engine at multiple levels of government, industry and in European markets.  We are also very excited about the potential of creating transaction based revenues through applying elements of Northcore's patent portfolio around online Dutch Auctions to the group coupon buying sector.  We expect to release additional details surrounding the branding and launch strategy for this important initiative within the next two weeks.  We are grateful to investors for their statement of faith in the prospects for the Company," said Duncan Copeland, CEO of Northcore Technologies.

Northcore's board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations.  These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Contact
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 18:39e 14-FEB-11